Exhibit 99.1

Howard Bancorp, Inc. Reports Fourth Quarter 2019 Results

BALTIMORE--(BUSINESS WIRE)--January 21, 2020--Howard Bancorp, Inc. (“Howard Bancorp” or the “Company”) (Nasdaq: HBMD), the parent company of Howard Bank (“Howard Bank” or the “Bank”), today reported its financial results for the quarter ended December 31, 2019. A summary of results and other developments during the fourth quarter of 2019 is as follows:

  Net income was $5.9 million for the fourth quarter of 2019, compared to $4.6 million for third quarter of 2019, and $145 thousand for the fourth quarter of 2018. This represented earnings of $0.31 per basic and diluted common share for the fourth quarter of 2019, compared to $0.24 per share for the third quarter of 2019 and $0.01 per share for the fourth quarter of 2018. Pretax income for the fourth quarter of 2019 included $750 thousand of additional noninterest revenues resulting from an agreement entered into late in the fourth quarter to transfer our mortgage division employees to another company and thus to discontinue our mortgage activities. There was also a reduction in occupancy expense due to the elimination of a $339 thousand lease liability that was assigned to another institution on one branch location that we closed earlier in 2019. Pretax income for the third quarter of 2019 was reduced due to a $700 thousand charge related to the settlement of a legal suit stemming from mortgages originated at First Mariner Bank prior to its recapitalization in 2014. The aforementioned $1.1 million increase to fourth quarter pretax income and the $700 thousand decrease in pretax income for the third quarter 2019, net of tax, impacted basic and diluted earnings per share (“EPS”) by $0.04 and ($0.03) respectively, leading to operating EPS of $0.27 in both the third and fourth quarter of 2019. The following table summarizes our key performance metrics for the periods presented:
	($ in thousands except per share information)
	DECEMBER 31, 2019
	Twelve Months Ended		Three Months Ended
	Reported	Operating (3)	Reported	Operating (3)
Net interest Income	$69,310	$69,310	$17,267	$17,267
Provision	4,193	4,193	750	750
Noninterest Income (1)	21,034	19,626	5,625	4,875
Noninterest Expense (2)	64,078	59,425	14,361	14,701
Pretax Income	22,073	25,318	7,779	6,690
Net income	16,881	19,233	5,900	5,112

Basic EPS	$0.89	$1.01	$0.31	$0.27

ROA	0.75%	0.85%	1.02%	0.88%
ROE	5.54%	6.31%	7.51%	6.50%
Efficiency Ratio	70.93%	66.82%	62.74%	66.40%

NPA’s to Total Assets	0.94%	0.94%	0.94%	0.94%
(1)

Year to date operating noninterest income was $1.4 million less than reported noninterest income to exclude a gain on the sale of securities of $658 thousand recorded in the second quarter of 2019 and the $750 thousand payment in the fourth quarter 2019 related to the agreement to transfer our mortgage employees and discontinue our mortgage activities.

(2)

Year to date operating noninterest expense was $4.7 million less than the reported noninterest expense to exclude (i) the $3.6 million of second quarter of 2019 occupancy expenses associated primarily from the remaining lease liability of closed branch locations (ii) a $651,000 penalty from the FHLB for the early repayment of advances associated with a realignment of the securities portfolio incurred in the second quarter of 2019 (iii) the $700 thousand charge related to a confidential legal settlement recorded in the third quarter of 2019 and (iv) the fourth quarter of 2019 reduction of $339 thousand of the lease liability expenses incurred in the second quarter as we were able to assign the lease on one closed branch location.

(3)

Operating results exclude the impact of revenues and/or expenses associated with second quarter initiatives regarding branch delivery optimization, the sale of investment securities and the restructuring of debt obligations, the long standing legal case and the payment relating to our exit from our mortgage activities is a non-GAAP financial measure. For a reconciliation of these non-GAAP financial measures to its comparable GAAP measure, see “Reconciliation of Non-GAAP Financial Measures” at the end of this release.

  As noted above, late in the fourth quarter of 2019, we entered into an agreement whereby we would release certain mortgage division management members from their employment contracts and allow those individuals to create a Limited Liability Company (“LLC”) for the purpose moving Howard Bank’s mortgage employees elsewhere. In addition, the agreement transfers ownership of the domain name “VAmortgage.com” to the newly created LLC. In consideration of the release of the employment agreements, the assumption of the employees, and the transfer of VAmortgage.com domain name, the newly formed LLC paid the bank $750,000. Both parties agree that there would be a transition period of approximately 45 days, and that after the transition, Howard Bank would discontinue its mortgage banking operations. Howard Bank expects to have the majority of the residential first lien mortgage pipeline finalized by the end of the first quarter of 2020.
  Total assets at December 31, 2019 were $2.4 billion, and increased by $81.1 million or 4% from total assets at September 30, 2019 from an increase in cash and cash equivalents of $35 million, an increase in the securities portfolio of $50 million. The net portfolio loan growth of $16 million or 1% during the fourth quarter of 2019, was offset by the decline of $16 million in Loans Held For Sale. A large commercial loan payoff late in the fourth quarter combined with two new expected commercial loan closings that shifted into January of 2020, impacted both average and period end linked quarter growth. Average C&I loan balances were 2.7% higher in the fourth quarter than in the third quarter while overall average commercial balances were 6% higher. The decline in Loans Held For Sale was due to the typical seasonal declines in mortgage originations during the fourth quarter each year. For the year ended December 31, 2019, total assets increased by $18.1 million or 5% from $2.27 billion at December 31, 2018 to $2.37 billion at the end of 2019. Total portfolio loans increased from 1.65 billion at December 31, 2018 to $1.75 billion to end 2019, representing growth of $95.8 million or 6%, with C&I loans increasing by $36 million or 11% for the year. Because of the timing of the loan growth during both 2018 and 2019, the average balances of our portfolio loans increased by 11.3% for 2019 compared to 2018, with average commercial real estate loans increasing by over 9%, and average C&I loans increasing by nearly 12%.
  Total deposits of $1.71 billion increased by $59 million or 3.5% during the fourth quarter of 2019, led by a $35.2 million or 5.7% increase in our lower cost transaction deposits. As a result, our transaction deposits of $652 million at December 31, 2019 represented 38.1% of our total deposits compared to 37.3% of total deposits at September 30, 2019. For the year ended December 31, 2019, total deposits increased by $28.6 million or 2%. The most coveted category of deposits, noninterest bearing deposits increased by $39.8 million or 9% when comparing December 31, 2019 to December 31, 2018.
  Total common shareholders’ equity increased by $5.4 million or 2%, from $308.8 million at September 30, 2019 to $314.1 million at December 31, 2019. Late in the second quarter of 2019, Howard Bancorp announced a share buyback program to purchase up to $7 million in common shares if deemed beneficial to the Company’s long-term value. During the fourth quarter of 2019 the Company repurchased 14,864 shares resulting in total shares repurchased for the year ended December 31, 2019 of 19,764.

For the Three Months Ended December 31, 2019

Lower interest income due to declining loan yields that could not be offset completely by modest loan growth and significant securities portfolio growth was mitigated by a reduction in interest expense leading to a modestly higher net interest income for the fourth quarter.

Interest income of $22.6 million for the fourth quarter of 2019 decreased by $405 thousand or under 2 % from the $23.0 million recorded in the third quarter of 2019. Although the quarterly average balance of our portfolio loans increased by $10.4 million or 0.6% for the fourth quarter of 2019 compared to the third quarter, our loan interest income declined by $504 thousand or 2.4% as the yield on our loan portfolio declined by 15 basis points primarily due to prime rate reductions in mid-September and the end of October of 2019. Partially offsetting the reduced interest income on loans was an increase of $191 thousand or 13% in interest earned on our securities portfolio. During the fourth quarter of 2019, the average balance of our securities portfolio increased by $35.5 million or 21% which led to the increased securities income. Given the increases in the average balance of our loans and our securities, the average balance of interest earning assets increased by $55.5 million or 2.8%; however given the lower portfolio loan yields and the increased mix of lower yielding securities, the average yield on our earning assets declined from 4.62% to 4.41% when comparing the third quarter of 2019 to the fourth quarter.

Interest expense was $5.3 million for the fourth quarter of 2019 compared to $5.7 million for the third quarter of 2019, a reduction of $457 thousand or 8%. Average interest bearing deposits were relatively unchanged. Given this shift and a reduction in the rates paid on CD’s, the cost of our interest bearing deposits decreased from 1.30% for the third quarter to 1.23% for the fourth quarter of 2019, resulting in a reduction in interest expense on deposits of $248 thousand or 8.1% for the fourth quarter. In addition to the lower deposit costs, the interest expense on our borrowings decreased by $230 thousand given reduced rates paid on both our short and long term borrowings.

The overall net interest income of $17.3 million for the fourth quarter of 2019 increased by $54 thousand or 1% compared to $17.2 million in the third quarter of 2019. Although net interest income was higher, the rate environment impacted the net interest margin (“NIM”) with a NIM of 3.38% for the fourth quarter of 2019 compared to the third quarter NIM of 3.46%. Fair market value adjustments on acquired loan portfolios continued to have a modest and declining impact on the margin of 7 bps in the fourth quarter of 2019.

The following table represents the NIM as reported each quarter, and the more stable NIM excluding the impact of the additional interest income due to the purchase accounting adjustments on acquired loans:

	2019				2018
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

Excluding Fair Value Loan Impact (1)	3.31%	3.39%	3.44%	3.54%	3.64%	3.66%	3.74%	3.51%

As Reported	3.38%	3.46%	3.53%	3.64%	3.74%	3.91%	3.84%	3.55%
(1)

The core NIM excludes the impact of purchase accounting adjustments on net interest income and is a non-GAAP financial measure. For a reconciliation of this non-GAAP financial measure to its comparable GAAP measure, see “Reconciliation of Non-GAAP Financial Measures” at the end of this release.

Our provision for credit losses for the fourth quarter of 2019 was $750 thousand compared to the third quarter provision of $608 thousand, both of which returned to more historically normalized levels compared to the second quarter provision of $1.1 million and the $1.7 million provision recorded for the first quarter of 2019. The provision level for the fourth quarter of 2019 was impacted by a specific reserve of $500 thousand on one commercial customer, with the remainder primarily resulting from the portfolio loan growth achieved during the fourth quarter. The provision for the third quarter was influenced by $130 thousand in net charge-offs for the quarter and the growth in the loan portfolio. The second quarter provision was increased by an unexpected charge-off of nearly $300 thousand resulting from a claim on the guaranteed portion of an SBA loan that was denied, while the first quarter provision was the result of a large charge-off of a loan that had been reserved during 2018. The loan that led to the higher first quarter provision has subsequently been sold at no additional loss, and the second quarter SBA loss was recovered during the fourth quarter of 2019.

The above trends in our provision are indicative of consistently improving asset quality metrics resulting in an improvement in the ratio of non-performing loans to total loans which was 1.10% for December 31, 2019 compared to 1.15% for September 30, 2019, and the ratio of non-performing assets to total assets which declined to 0.94% from 1.04% at the same dates.

Fourth quarter 2019 noninterest revenues of $5.6 million were $590 thousand or 12% higher than the $5.0 million recorded in the third quarter of 2019. However, excluding the $750 thousand in income from the mortgage agreement recorded in the fourth quarter, the fourth quarter noninterest revenues declined by only $160 thousand compared to the third quarter. Service charges and other core banking noninterest income for the fourth were $16 thousand higher than the third quarter, while given the seasonal decline in mortgage originations, our mortgage related revenues for the fourth quarter were $176 thousand lower than the third quarter.

Our total noninterest expenses of $14.4 million for the fourth quarter of 2019 represented a $1.0 million decrease from the $15.4 million of expenses in the third quarter of 2019. As described above, the fourth quarter of 2019 included a reduction in occupancy expenses as we were able to assign the lease on one of the closed branch locations and not incur the remaining lease liability, while the third quarter of 2019 included $700 thousand in other expenses from charges related to the legal settlement. Excluding the impact of these items, total expenses for the fourth quarter were $14.7 million, which was unchanged compared to the third quarter of 2019. Within that flat expense level, however, there were shifts in the components of expense that signify the greater efficiencies that we have previously announced. Excluding the above items, the fourth quarter compensation expenses were $128 thousand lower than the third quarter, occupancy costs were approximately $222 thousand lower mostly due to our reduction in branches, while marketing and business development related expenses increased by $308 thousand. FDIC insurance expenses of $62 thousand for the fourth quarter and $36 thousand for the third quarter were both reduced as we were able to use an assessment credit during both quarters instead of having to make our normal quarterly assessment payment. As of December 31, 2019, we have fully utilized this credit, so future assessment amounts are expected to return to normal levels.

Chairman and CEO Mary Ann Scully noted “As we enter a new decade, Howard Bank remains focused on successfully, sustainably and now singularly building momentum in our core commercial banking business. This focus has been reinforced with the financially attractive exit of our residential mortgage banking business. And that focus will continue to bear fruit for all of our stakeholders.

The longer term mid to high single digit commercial momentum evident in year over year numbers as well as linked quarter averages is apparent despite some normal short term volatility in our commercial loan portfolio. While loan yields remain under pressure in a very competitive marketplace, which, in combination with the short term balance volatility, impacted quarterly loan income growth, funding costs notably improved for the first time in several quarters. The drop in interest expense reflects both ongoing surgical product pricing as well as the ongoing focus on transaction deposits. We expect our deposit mix will be a significant driver of value for the foreseeable future. So, we anticipate that continued commercial loan balance growth and improved funding mix will help to mitigate the industry expectations associated with a competitive low interest rate environment.

The Bank has recently had some wins in talent acquisition as well with a number of notable hires in commercial real estate and small business deposit generation. We expect our ability to attract talent will be another driver of positive balance sheet and income statement momentum. It is the best demonstration that our brand and value proposition appeals to experienced and talented bankers in our marketplace looking for a place to see their impact more readily than in a larger non local entity.

The expense benefits associated with our successful execution of numerous structural enhancements over the past two years, especially in our distribution network, continue to flow through the income statement with a fuller impact each quarter as we will leave the final two consolidating locations in early 2020; our lower processing costs due to the previously disclosed renegotiated core data processing contract will also have a full quarterly impact in 2020. The higher operating efficiency ratio that was driven by our sizable residential mortgage business will decline with the planned departure of the remaining personnel in the first quarter of the new year.

However in addition to all of these costs efficiencies as well as the ability to creatively structure a mortgage exit that resulted in a modest net gain, our ability to drive higher revenue growth through that focus on the commercial banking business that is the core of our strategic differentiation will in the long term be most significant. We remain energized and optimistic about the unique opportunity that Howard Bank has to leverage our focus, our talent and our hard earned efficiencies in an attractive market.”

Earnings Conference Call

We will host a conference call to discuss fourth quarter of 2019 results on Thursday, January 23, 2020, at 10:00 a.m. (ET). To listen, please call 1-877-269-7756 and ask for the Howard Bancorp conference call. Please call at least ten minutes before the scheduled start time so that you can be sure to be entered into the conference before it begins.

A presentation will be used during the earnings conference call and will be available on the Investor Relations section of our website at www.howardbank.com.

An internet-based audio replay of the call will be available on our Investor Relations page shortly following the conclusion of the call and will be available until Friday, February 21, 2020.

Company management will not be available to discuss the fourth quarter of 2019 results prior to the earnings conference call.

Cautionary Note Regarding Forward-Looking Statements

This press release contains estimates, predictions, opinions, projections and other forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “expect,” “intend,” “believe,” “anticipate,” “trend,” “may,” “will,” “seek,” “believe,” and similar references to future periods. Examples of forward-looking statements include, among others, statements regarding the timing and effects of exiting our mortgage origination business, our expectations related to future FDIC insurance assessments, references to our predictions or expectations of future business or financial performance as well as our goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, those related to difficult market conditions and unfavorable economic trends in the United States generally, and particularly in the markets in which we operate and in which our loans are concentrated, including the effects of declines in housing markets, an increase in unemployment levels and slowdowns in economic growth; our level of nonperforming assets and the costs associated with resolving problem loans including litigation and other costs; changes in market interest rates which may increase funding costs and reduce earning asset yields and thus reduce margin; the impact of changes in interest rates and the credit quality and strength of underlying collateral; the credit risk associated with the substantial amount of commercial real estate, construction and land development, and commercial and industrial loans in our loan portfolio; the extensive federal and state regulation, supervision and examination governing almost every aspect of our operations; changes in accounting principles; possible additional loan losses and impairment of the collectability of loans; our ability to comply with applicable capital and liquidity requirements, including our ability to generate liquidity internally or raise capital on favorable terms; any impairment of goodwill or other intangible assets; system failure or cybersecurity breaches of our network security; our ability to recruit and retain key employees; the effects of weather and natural disasters such as floods, droughts, wind, tornadoes and hurricanes as well as effects from geopolitical instability and man-made disasters including terrorist attacks; the effects of any reputation, credit, interest rate, market, operational, legal, liquidity, regulatory and compliance risk resulting from developments related to any of the risks discussed above; and the costs associated with resolving any problem loans, litigation and other risks and uncertainties, including those discussed in Item 1.A of our Form 10-K for the year ended December 31, 2018 and other documents filed by us with the Securities and Exchange Commission from time to time. Forward-looking statements are as of the date they are made, and we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Additional information is available at www.howardbank.com.

HOWARD BANCORP, INC.

	Twelve months ended		Three months ended
(Dollars in thousands, except per share data.)	December 31,		Dec 31	Sept 30	Dec 31
Income Statement Data:	2019	2018	2019	2019	2018
Interest income	$91,434	$80,389	$22,550	$22,955	$22,428
Interest expense	22,124	13,771	5,283	5,740	4,485
Net interest income	69,310	66,618	17,267	17,215	17,943
Provision for credit losses	4,193	6,091	750	608	2,850
Noninterest income	21,034	17,860	5,625	5,033	3,683
Merger and restructuring expenses		15,549	-	-	88
Other noninterest expense	64,078	67,562	14,362	15,405	18,335
Pre-tax income/(loss)	22,073	(4,725)	7,779	6,235	352
Federal and state income tax expense/(benefit)	5,192	(897)	1,879	1,598	207
Net income/(loss)	16,881	(3,828)	5,900	4,637	145

Per share data and shares outstanding:
Net income/(loss) per common share-basic	$0.89	$(0.22)	$0.31	$0.24	$0.01
Book value per common share at period end	$16.48	$15.48	$16.48	$16.18	$15.48
Tangible book value per common share at period end	$12.57	$11.16	$12.57	$12.24	$11.16
Average common shares outstanding	19,068,246	17,556,554	19,080,151	19,078,561	19,035,316
Shares outstanding at period end	19,066,913	19,039,347	19,066,913	19,081,777	19,039,347

Financial Condition data:
Total assets	$2,374,619	$2,266,514	$2,374,619	$2,293,475	$2,267,053
Loans receivable (gross)	1,745,513	1,649,751	1,745,513	1,729,880	$1,649,751
Allowance for credit losses	(10,401)	(9,873)	(10,401)	(9,598)	$(9,873)
Other interest-earning assets	364,513	351,917	364,513	295,677	$351,917
Transaction deposits	652,422	656,522	652,422	617,194	$656,522
Total deposits	1,714,365	1,685,806	1,714,365	1,655,623	$1,685,806
Borrowings	319,368	276,653	319,368	302,353	$277,192
Total shareholders' equity	314,148	294,683	314,148	308,752	$294,683

Average assets	$2,250,333	$1,997,474	$2,292,369	$2,244,259	$2,165,535
Average shareholders' equity	304,925	266,075	311,777	306,636	295,826

Selected performance ratios:
Return on average assets	0.75%	(0.19)%	1.02%	0.82%	0.03%
Return on average common equity	5.54%	(1.44)%	7.51%	6.00%	0.19%
Net interest margin(1)	3.50%	3.78%	3.38%	3.46%	3.74%
Efficiency ratio(2)	70.93%	98.38%	62.74%	69.24%	85.19%

Asset quality ratios:
Nonperforming loans to gross loans	1.10%	1.50%	1.10%	1.15%	1.50%
Allowance for credit losses to loans	0.60%	0.60%	0.60%	0.55%	0.60%
Allowance for credit losses to nonperforming loans	54.33%	39.94%	54.33%	48.09%	39.94%
Nonperforming assets to loans and other real estate	1.27%	1.76%	1.27%	1.38%	1.76%
Nonperforming assets to total assets	0.94%	1.28%	0.94%	1.04%	1.28%

Capital ratios:
Leverage ratio	9.55%	8.91%	9.55%	9.39%	8.91%
Tier I risk-based capital ratio	11.09%	10.16%	11.09%	10.83%	10.16%
Total risk-based capital ratio	13.14%	12.31%	13.14%	12.87%	12.31%
Average equity to average assets	13.55%	13.32%	13.60%	13.66%	13.66%
(1)	Net interest margin is net interest income divided by average earning assets.
(2)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

Unaudited Consolidated Statements of Financial Condition
(Dollars in thousands, except per share amounts)	PERIOD ENDED
	December 31,	Sept 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2019	2018
ASSETS:
Cash and cash equivalents:
Cash and due from banks	$109,828	$74,655	$124,868	$97,054	$100,976
Federal funds sold	149	354	193	408	522
Total cash and cash equivalents	109,977	75,009	125,061	97,462	101,498

Interest bearing deposits with banks	-	-	-	-	-

Investment Securities:
Available-for-sale	215,505	164,026	151,685	191,860	223,858
Held-to-maturity	7,750	9,750	9,750	9,250	9,250
Federal Home Loan Bank stock, at cost	14,152	13,642	11,220	11,050	11,786
Total investment securities	237,407	187,418	172,655	212,160	244,894

Loans held-for-sale	30,710	46,713	37,680	26,815	21,261

Loans	1,745,513	1,729,880	1,701,020	1,647,178	1,649,751
Allowance for credit losses	(10,401)	(9,598)	(9,120)	(8,754)	(9,873)
Net loans	1,735,112	1,720,282	1,691,900	1,638,424	1,639,878

Accrued interest receivable	6,817	6,749	7,155	7,244	6,941

Bank premises and equipment, net	42,724	42,743	42,876	44,721	45,137

Other assets:
Goodwill	65,949	65,949	65,949	65,949	70,697
Bank owned life insurance	75,830	75,364	75,060	74,601	74,153
Other intangibles	8,469	9,186	9,932	10,698	11,482
Other assets	61,624	64,061	67,366	72,485	50,573
Total other assets	211,872	214,561	218,307	223,733	206,905
Total assets	$2,374,619	$2,293,475	$2,295,634	$2,250,559	$2,266,514

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
Total transaction deposits	$652,422	$617,194	$606,178	$654,346	$656,522
Interest bearing non-transaction deposits	1,061,943	1,038,429	1,111,038	1,019,122	1,029,284
Total deposits	1,714,365	1,655,623	1,717,216	1,673,468	1,685,806
Borrowed funds	319,368	302,353	248,811	250,363	276,653
Other liabilities	26,738	26,748	26,080	26,199	9,372
Total liabilities	2,060,471	1,984,723	1,992,107	1,950,030	1,971,831
Shareholders' equity:
Common stock – $.01 par value	191	191	191	191	190
Additional paid-in capital	276,156	276,431	276,218	276,128	275,843
Retained earnings	35,158	29,258	24,621	22,533	18,277
Accumulated other comprehensive income, net	2,643	2,872	2,497	1,677	373
Total shareholders' equity	314,148	308,752	303,527	300,529	294,683
Total liabilities and shareholders' equity	$2,374,619	$2,293,475	$2,295,634	$2,250,559	$2,266,514

Capital Ratios - Howard Bancorp, Inc.
Tangible Capital	$239,729	$233,616	$227,646	$223,881	$212,504
Tier 1 Leverage (to average assets)	9.55%	9.39%	9.06%	9.04%	8.91%
Common Equity Tier 1 Capital (to risk weighted assets)	11.09%	10.83%	10.52%	10.58%	10.16%
Tier 1 Capital (to risk weighted assets)	11.09%	10.83%	10.52%	10.58%	10.16%
Total Capital Ratio (to risk weighted assets)	13.14%	12.87%	12.55%	12.62%	12.31%

ASSET QUALITY INDICATORS
Non-performing assets:
Total non-performing loans	$19,143	$19,960	$19,305	$20,936	$24,722
Real estate owned	3,098	3,926	4,702	4,392	4,392
Total non-performing assets	$22,241	$23,886	$24,007	$25,328	$29,114

Non-performing loans to total loans	1.10%	1.15%	1.13%	1.27%	1.50%
Non-performing assets to total assets	0.94%	1.04%	1.05%	1.13%	1.28%
ALLL to total loans	0.60%	0.55%	0.54%	0.53%	0.60%
ALLL to non-performing loans	54.33%	48.09%	47.24%	41.81%	39.94%

Unaudited Consolidated Statements of Income	FOR THE THREE MONTHS ENDED
(Dollars in thousands, except per share amounts)
	December 31,	Sept 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2019	2018

Total interest income	$22,550	$22,955	$23,145	$22,784	$22,428
Total interest expense	5,283	5,740	5,791	5,310	4,485
Net interest income	17,267	17,215	17,354	17,474	17,943
Provision for credit losses	(750)	(608)	(1,110)	(1,725)	(2,850)
Net interest income after provision for credit losses	16,517	16,607	16,244	15,749	15,093

NON-INTEREST INCOME:
Service charges and other income	2,892	2,124	2,687	2,550	2,205
Mortgage banking income	2,733	2,909	3,154	1,985	1,478

Total non-interest income	5,625	5,033	5,841	4,535	3,683

NON-INTEREST EXPENSE:
Salaries and employee benefits	7,811	7,939	8,272	8,034	7,503
Occupancy expense	881	1,442	5,183	1,571	4,493
Marketing expense	853	545	484	457	689
FDIC insurance	62	36	281	287	424
Professional fees	704	747	718	785	705
Other real estate owned related expense	321	393	104	27	399
Merger and restructuring	-	-	-	-	88
Other	3,730	4,303	4,412	3,696	4,122
Total non-interest expense	14,362	15,405	19,454	14,857	18,423

Income before income taxes	7,780	6,235	2,631	5,427	353

Income tax expense	1,880	1,598	543	1,171	207

NET INCOME	$5,900	$4,637	$2,088	$4,256	$146

TO COMMON SHAREHOLDERS	$5,900	$4,637	$2,088	$4,256	$146
PRETAX INCOME EXCLUDING MERGER ITEMS	7,780	6,235	2,631	5,427	441

EARNINGS PER SHARE – Basic	$0.31	$0.24	$0.11	$0.22	$0.01
EARNINGS PER SHARE – Diluted	$0.31	$0.24	$0.11	$0.22	$0.01

Average common shares outstanding – Basic	19,080,151	19,078,561	19,061,164	19,052,694	19,035,316
Average common shares outstanding – Diluted	19,083,297	19,081,963	19,067,624	19,066,791	19,041,880

PERFORMANCE RATIOS:
(annualized)
Return on average assets	1.02%	0.82%	0.37%	0.78%	0.03%
Return on average common equity	7.51%	6.00%	2.76%	5.80%	0.20%
Net interest margin	3.38%	3.46%	3.53%	3.64%	3.74%
Efficiency ratio	62.74%	69.24%	83.87%	67.50%	85.19%
Tangible common equity	10.42%	10.53%	10.26%	10.30%	9.73%

Average Balance and Yields

	Three months ended December 31,			Three months ended September 30,
	2019			2019
	Average	Income	Yield	Average	Income	Yield
	Balance	/ Expense	/ Rate	Balance	/ Expense	/ Rate

Loans and leases:
Commercial loans and leases	$381,463	$4,528	4.71%	$371,745	$4,646	4.96%
Commercial real estate	679,767	8,426	4.92	676,046	8,481	4.98
Construction and land	120,617	1,574	5.18	121,296	1,701	5.57
Residential real estate	488,505	5,228	4.25	488,053	5,405	4.39
Consumer	46,232	578	4.96	49,068	606	4.90
Total loans and leases	1,716,584	20,334	4.70	1,706,208	20,839	4.85
Loans held for sale	37,500	339	3.59	36,326	344	3.76
Other earning assets	65,216	186	1.13	56,732	273	1.91
Securities:
U.S Gov agencies	71,675	495	2.74	62,154	450	2.87
Mortgage-backed	110,039	796	2.87	86,539	665	3.05
Corporate debentures	9,728	148	6.05	9,750	149	6.06
Other investments	16,304	251	6.10	13,830	235	6.74
Total securities	207,746	1,690	3.23	172,273	1,499	3.45
Total earning assets	2,027,046	22,549	4.41	1,971,539	22,955	4.62
Cash and due from banks	14,205			16,442
Bank premises and equipment, net	42,813			42,929
Other assets	218,036			222,668
Less: allowance for credit losses	(9,731)			(9,319)
Total assets	$2,292,369			$2,244,259

Deposits:
Interest-bearing demand accounts	$185,278	$189	0.41%	$179,038	$181	0.40%
Money market	357,617	771	0.86	359,295	761	0.84
Savings	131,847	62	0.19	134,312	63	0.19
Time deposits	565,213	2,810	1.97	565,568	3,057	2.14
Total interest-bearing deposits	1,239,955	3,832	1.23	1,238,213	4,062	1.30
Short-term borrowings	186,531	902	1.92	211,315	1,204	2.26
Long-term borrowings	70,492	548	3.09	28,161	474	6.68
Total interest-bearing funds	1,496,978	5,282	1.40	1,477,689	5,740	1.54
Noninterest-bearing deposits	457,748			434,701
Other liabilities	25,866			25,233
Total liabilities	1,980,592			1,937,623
Shareholders' equity	311,777			306,636
Total liabilities & equity	$2,292,369			$2,244,259
Net interest rate spread		$17,267	3.01%		$17,215	3.08%
Effect of noninterest-bearing funds			0.37			0.39
Net interest margin on earning assets			3.38%			3.46%

Reconciliation of Non-GAAP Financial Measures

Certain financial measures we use to evaluate our performance and discuss in this release and the accompanying tables are identified as being “non-GAAP financial measures.” Statements included in this press release include non-GAAP financial measures and should be read along with the accompanying tables, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. In accordance with the rules of the Securities and Exchange Commission, or the SEC, we classify a financial measure as being a non-GAAP (generally accepted accounting principles) financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of operations, balance sheets or statements of cash flows.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

The Company's management uses non-GAAP financial measures as management believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company and provide meaningful comparison to its peers. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company.

Net Interest Margin

The Company recognizes interest income and interest expense from the amortization and/or accretion of purchase accounting fair value measures incurred in connection with recent acquisitions that are based upon customer activities, such as prepayments of loans and can create volatility in the reported NIM when measuring comparable periods.

Following is a reconciliation of the core NIM results excluding the impact of net interest income recognized from purchase accounting adjustments and the GAAP basis information presented in this release:

(in thousands)

	2019				2018
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Interest Income
as reported (1)	22,550	22,955	23,145	22,784	22,428	22,436	21,165	14,360

Purchase Accounting
adjustments on loans
included in interest income	331	384	461	464	488	1,196	481	147

Interest Income
excluding purchase
accounting adjustments	22,218	22,571	22,684	22,320	21,940	21,239	20,684	14,213

Interest expense	5,283	5,740	5,791	5,310	4,485	3,789	3,285	2,212

Net Interest income
as reported	17,267	17,215	17,354	17,474	17,943	18,647	17,880	12,148

Net Interest Income
excluding purchase
accounting adjustments	16,935	16,831	16,893	17,010	17,455	17,451	17,399	12,001

Average earning assets	2,027,046	1,971,539	1,970,508	1,947,944	1,901,967	1,890,093	1,868,241	1,387,967

NIM using net interest income:

As reported (1)	3.38%	3.46%	3.53%	3.64%	3.74%	3.91%	3.84%	3.55%

Excluding purchase
accounting adjustments(2)	3.31%	3.39%	3.44%	3.54%	3.64%	3.66%	3.74%	3.51%

Noninterest Income and Noninterest Expenses

In 2019, the Company recognized expenses in connection with the continued execution of its branch delivery optimization initiative under which it will close several branch locations as well as other revenue and expense items that are considered to be infrequent in nature.

Following is a reconciliation of the operating results excluding infrequent revenues and expenses and other infrequent items and the GAAP basis information presented in this release:

For the Year Ended December 21, 2019

HOWARD BANCORP, INC.

	Twelve months ended
(Dollars in thousands, except per share data.)	December 31, 2019
Income Statement Data:	Reported	Infrequent	Operating
Interest income	$91,434		$91,434
Interest expense	22,124		22,124
Net interest income	69,310	-	69,310
Provision for credit losses	4,193		4,193
Noninterest income	21,034	(1,408)	19,626
Merger and restructuring expenses		-
Other noninterest expense	64,078	(4,653)	59,425
Pre-tax income	22,073	3,245	25,318
Federal and state income tax expense	5,192	893	6,085
Net income	16,881	2,352	19,233

Per share data and shares outstanding:
Net income per common share-basic	$0.89	$0.12	$1.01
Average common shares outstanding	19,068,246	19,068,246	19,068,246
Shares outstanding at period end	19,066,913	19,066,913	19,066,913

Selected performance ratios:
Return on average assets	0.75%		0.85%
Return on average common equity	5.54%		6.31%
Efficiency ratio	70.93%		66.82%

Three month Period Ended December 31, 2019

HOWARD BANCORP, INC.
	Three months ended
(Dollars in thousands, except per share data.)	December 31, 2019
Income Statement Data:	Reported	Infrequent	Operating
Interest income	$22,550		$22,550
Interest expense	5,283		5,283
Net interest income	17,267	-	17,267
Provision for credit losses	750		750
Noninterest income	5,625	(750)	4,875
Merger and restructuring expenses	-	-
Other noninterest expense	14,362	339	14,701
Pre-tax income	7,779	(1,089)	6,690
Federal and state income tax expense	1,879	(300)	1,579
Net income	5,900	(789)	5,112

Per share data and shares outstanding:
Net income per common share-basic	$0.31	$(0.04)	$0.27
Average common shares outstanding	19,080,151	19,080,151	19,080,151
Shares outstanding at period end	19,066,913	19,066,913	19,066,913

Selected performance ratios:
Return on average assets	1.02%		0.88%
Return on average common equity	7.51%		6.50%
Efficiency ratio	62.74%		66.40%

Year to date operating noninterest income was $1.4 million less than reported noninterest income to exclude a gain on the sale of securities of $658 thousand recorded in the second quarter of 2019 and the $750 thousand payment in the fourth quarter 2019 related to the agreement to transfer our mortgage employees and discontinue our mortgage activities.

Year to date operating noninterest expense was $4.7 million less than the reported noninterest expense to exclude (i) the $3.6 million of second quarter of 2019 occupancy expenses associated primarily from the remaining lease liability of closed branch locations (ii) a $651,000 penalty from the FHLB for the early repayment of advances associated with a realignment of the securities portfolio incurred in the second quarter of 2019 (iii) the $700 thousand charge related to a confidential legal settlement recorded in the third quarter of 2019 and (iv) the fourth quarter of 2019 reduction of $339 thousand of the lease liability expenses incurred in the second quarter as we were able to assign the lease on one closed branch location.

Contacts

Howard Bancorp, Inc.
George C. Coffman, Chief Financial Officer, 410-750-0020